1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2005

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of the Resolutions Passed at the Extraordinary General Meeting, dated October 18, 2005	A-1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 18, 2005	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of the Resolutions Passed

at the Extraordinary General Meeting

The Board is pleased to announce the Shareholders have, at the EGM of the Company held on October 18, 2005, passed all the resolutions in relation to the proposed issue of short term commercial paper.

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the Extraordinary General Meeting (the “EGM”) of the Company was held on Tuesday, October 18, 2005 at 31 Jinrong Street, Xicheng District, Beijing 100032, PRC. The number of issued shares of the Company as at the date of the EGM was 80,932,368,321 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the EGM. There were no restrictions on any shareholder of the Company (the “Shareholder”) casting votes on any of the proposed resolutions at the EGM. Shareholders and authorized proxies holding an aggregate 79,942,301,677 shares, representing 98.78% of the total voting shares of the Company were present at the EGM. The holding of the EGM was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. The EGM was chaired by Mr. Leng Rongquan, the President and Chief Operating Officer of the Company.

The poll results in respect of the proposed resolutions at the EGM were as follows:

	SPECIAL RESOLUTIONS	Total no. of votes (%)
		For	Against
1.	THAT the proposal to issue short term commercial paper of the Company, pursuant to which the Company may, before the date on which the annual general meeting of the Company for the year ending December 31, 2005 is held, issue short term commercial paper, in one or more tranches, and with a maximum outstanding repayment amount of RMB30 billion (the “Proposal”), and the first tranche of issue of short term commercial paper under the Proposal, which is expected to be no more than RMB10 billion, be and are hereby approved, confirmed and ratified.	71,408,702,097 (99.9775)%	16,049,300 (0.0225)%

As more than 2/3 of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.

A-1

2.	THAT the board of directors of the Company (the “Board”), or any two or more directors of the Company (the “Directors”) duly authorized by the Board, be and are hereby generally and unconditionally authorized to:	71,408,234,497 (99.9769)%	16,516,900 (0.0231)%

(a) determine the specific terms, conditions and other matters of the Proposal (including, but not limited to, the determination of the actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Proposal);

(b) do all such acts which are necessary and incidental to the Proposal (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, and the preparation of relevant application documents); and

(c) take all such steps which are necessary for the purposes of executing the Proposal (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), taking into consideration the specific needs of the Company and other market conditions, and THAT, to the extent that any of the aforementioned acts and steps have already been undertaken by the Board or the Directors in connection with the Proposal, such acts and steps be and are hereby approved, confirmed and ratified.

As more than 2/3 of the votes were cast in favor of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited (the share registrar for the Company’s H share) was the scruntineer for the vote-taking at the EGM.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Li Ping Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC, October 18, 2005

A-2